Exhibit 99.103

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where such securities may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any of the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable United States state securities laws. This short form prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Corporate Officer of Enthusiast Gaming (as defined herein) at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360 and are also available electronically at www.sedar.com.

New Issue and Secondary Offering	February 5, 2021

SHORT FORM PROSPECTUS

ENTHUSIAST GAMING HOLDINGS INC.

$51,002,500

8,870,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 8,870,000 common shares (the “Common Shares”) in the capital of Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) of which 6,420,000 Common Shares (the “Treasury Shares”) are being issued and sold by Enthusiast Gaming for gross proceeds to the Company of $36,915,000 and an aggregate of 2,450,000 Common Shares (the “Secondary Shares”) are being sold by Blue Ant Media Inc. (the “Selling Shareholder”) at a price of $5.75 per Common Share for gross proceeds to the Selling Shareholder of $14,087,500. See “Selling Shareholder” below. The Common Shares qualified hereunder (including the Common Shares issuable pursuant to the exercise of the Over-Allotment Option (as defined herein) are referred to herein as the “Offered Shares”. See “Plan of Distribution”.

Enthusiast Gaming intends to use the total net proceeds of the sale of Treasury Shares (including any realized from the exercise of the Over-Allotment Option (as defined below)) for future acquisitions, working capital and general corporate purposes. See “Use of Proceeds”.

The terms of the Offering and the offering price for the Offered Shares, were determined by negotiation between the Company, the Selling Shareholder and Canaccord Genuity Corp. (“Canaccord” or the “Sole Bookrunner”), on its own behalf and on behalf of Paradigm Capital Inc. (together with the Sole Bookrunner, the “Co-Lead Underwriters”), RBC Dominion Securities Inc., Cormark Securities Inc. and Haywood Securities Inc. (collectively, and together with the Co-Lead Underwriters, the “Underwriters”). See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EGLX”. On January 18, 2021, the last trading day prior to the public

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announcement of the Offering, the closing price of the Common Shares on the TSX was $6.02. The TSX has conditionally approved the listing of the Treasury Shares (including the Treasury Shares issuable on exercise of the Over-Allotment Option) distributed under this short form prospectus on the TSX. Listing is subject to the Company fulfilling all of the listing requirements of the TSX on or before April 26, 2021.

	Price: $5.75 per Common Share
	Price to the Public	Underwriting Fee(1)	Proceeds to the Company(2)	Proceeds to the Selling Shareholder(3)
Per Offered Share	$5.75	$.30	$5.45	$5.45

Total(4)(5)	$51,002,500	$2,677,631.25	$34,976,962.50	$13,347,906.25

Notes:

(1)	Pursuant to the terms of the Underwriting Agreement (as defined herein), the Company and the Selling Shareholder have agreed to pay to the Underwriters a fee (the “Underwriting Fee”) equal to 5.25% of the gross proceeds of the Offering, on a pro-rata basis, except in respect of the sale of Offered Shares to be made to certain pre-identified purchasers (the “President’s List Purchasers”), in respect of which the Underwriters shall be paid an Underwriting Fee equal to 2.25% of the aggregate gross proceeds of the sale of Offered Shares to President’s List Purchasers. For the purpose of completing this table it has been assumed that there are no sales to President’s List Purchasers. The Underwriters will also be reimbursed for their legal and other expenses from the Company and the Selling Shareholder, on a pro-rata basis. See “Plan of Distribution”.

(2)	After deducting the Company’s pro-rata portion of the Underwriting Fee (assuming no sales to President’s List Purchasers), but before deducting the expenses of the Offering payable by the Company, estimated to be $500,000, which, together with the Underwriting Fee, will be paid from the gross proceeds of the Offering payable to the Company.

(3)	After deducting the Selling Shareholder’s pro-rata portion of the Underwriting Fee (assuming no sales to President’s List Purchasers), but before deducting the expenses of the Offering payable by the Selling Shareholder, estimated to be $50,000, which, together with the Underwriting Fee, will be paid from the gross proceeds of the Offering payable to the Selling Shareholder.

(4)	The Company and the Selling Shareholder have granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,330,500 Common Shares, on a pro-rata basis, at a price of $5.75 per Common Share on the same terms and conditions as the Offering, exercisable any time and, from time to time, in whole or in part, until and including the date that is 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters’ over- allocation position acquires those Offered Shares under this short form prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Fee” (assuming no sales to President’s List Purchasers), the “Proceeds to the Company” (before deducting expenses of the Offering and assuming no sales to President’s List Purchasers) and the “Proceeds to the Selling Shareholder” (before deducting expenses of the Offering and assuming no sales to President’s List Purchasers) will be $58,652,875.00, $3,079,275.94 and $40,223,506.88 and $15,350,092.19 respectively. This short form prospectus also qualifies for distribution of the Over-Allotment Option and the issuance of Common Shares pursuant to the exercise thereof. See “Plan of Distribution” and the table below. Where applicable, references to the “Offering” and “Offered Shares” include the Over-Allotment Option and the Common Shares issuable on exercise thereof.

(5)	Assumes no exercise of the Over-Allotment Option.

The following sets forth the number of Common Shares that may be issued pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,330,500 Common Shares(1)	At any time until and including 30 days after the Closing Date (as defined herein)	$5.75 per Common Share

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Notes:

(1)	Any Common Shares sold as part of the Over-Allotment Option will be sold on a pro-rata basis by the Company and the Selling Shareholder. If the Over-Allotment Option is exercised in full, the Company will sell an additional 963,000 Common Shares and the Selling Shareholder will sell an additional 367,500 Common Shares.

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this short form prospectus, subject to prior sale, if, as and when issued by Enthusiast Gaming or sold by the Selling Shareholder, as applicable, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under the heading “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Norton Rose Fulbright Canada LLP, Toronto Ontario and on behalf of the Underwriters by Stikeman Elliott LLP, Toronto, Ontario.

Enthusiast Gaming’s head office is located at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario M4P 2Y3, and its registered and records office is located at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about February 10, 2021, or such other date as may be agreed upon by the Company, the Selling Shareholder and the Underwriters (the “Closing Date”), but in any event not later than 42 days after the date of the final receipt for this short form prospectus. See “Plan of Distribution – Offering”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any reduction will not affect the proceeds received by the Company or the Selling Shareholder. See “Plan of Distribution”.

An investment in the Offered Shares is subject to a number of risks that should be considered by a prospective investor. Investors are urged to read the information under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” herein, as well as the information under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in the AIF (as defined herein), “Other Risks and Uncertainty” and “Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A (as defined herein) and the Q3 2020 MD&A (as defined herein). Investors should also consult with their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.

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TABLE OF CONTENTS
GENERAL MATTERS	2
PRESENTATION OF FINANCIAL INFORMATION	2
MARKET AND INDUSTRY DATA	2
INFORMATION REGARDING THE SELLING SHAREHOLDER	3~~3~~
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3~~3~~
DOCUMENTS INCORPORATED BY REFERENCE	5~~5~~
MARKETING MATERIALS	6~~6~~
ENTHUSIAST GAMING	6~~6~~
CONSOLIDATED CAPITALIZATION	9~~9~~
USE OF PROCEEDS	10~~10~~
GENERAL DESCRIPTION OF SHARE CAPITAL	11~~11~~
PLAN OF DISTRIBUTION	12~~12~~
SELLING SHAREHOLDER	15~~15~~
PRINCIPAL SHAREHOLDER	16~~16~~
ELIGIBILITY FOR INVESTMENT	16~~16~~
PRIOR SALES	16~~16~~
RISK FACTORS	18~~18~~
LEGAL MATTERS	20~~20~~
INTEREST OF EXPERTS	20~~20~~
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS	21~~21~~
GLOSSARY OF TERMS	22~~22~~
CERTIFICATE OF THE COMPANY
CERTIFICATE OF THE SELLING SHAREHOLDER
CERTIFICATE OF THE UNDERWRITERS

GENERAL MATTERS

In this short form prospectus, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “its”, “Company” or “Enthusiast Gaming” means Enthusiast Gaming Inc. and its subsidiaries.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. Neither the Company nor the Selling Shareholder have authorized any person, and the Underwriters are not authorized, to provide information that differs from the information contained herein. If any person provides prospective investors with additional or different or inconsistent information, including information or statements in media articles about the Company, prospective investors should not rely on it. The Company, the Selling Shareholder and the Underwriters do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you.

The Company, the Selling Shareholder and the Underwriters are not offering the Offered Shares in any jurisdiction in which the Offering is not permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where it is unlawful.

The information contained in this short form prospectus is accurate on the date of this short form prospectus. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this short form prospectus. Subject to the Company’s obligations under applicable Canadian securities laws, the information contained in this short form prospectus is accurate only as of the date of this short form prospectus regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares.

In this short form prospectus and the documents incorporated by reference in this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are stated in Canadian dollars.

Unless otherwise indicated, all financial statements included in this short form prospectus and the documents incorporated by reference in this short form prospectus has been prepared in accordance with IFRS (as defined herein), which is within the framework of IFRS as issued by the International Accounting Standards Board incorporated into the Chartered Professional Accountants (CPA) Handbook – Part 1.

The information contained on, or accessible through, Enthusiast Gaming’s website is not incorporated by reference into this short form prospectus and is not, and should not be considered to be, a part of this short form prospectus unless it is explicitly so incorporated.

Certain capitalized terms and phrases used in this short form prospectus are defined in “Glossary Terms” beginning on page 22.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in Canadian dollars. In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MARKET AND INDUSTRY DATA

This short form prospectus includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the applicable markets in which Enthusiast Gaming will operate (including management’s estimates and assumptions relating to the industry based on that knowledge). Certain of these third-party sources are proprietary, subscription, payment based or otherwise not available to the public. Management’s knowledge of esports and gaming media and events, including the industry in Canada and the U.S., has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data.

INFORMATION REGARDING THE SELLING SHAREHOLDER

Certain information included in this short form prospectus pertaining to the Selling Shareholder, has been furnished by the Selling Shareholder. With respect to this information, the Company has relied exclusively upon the Selling Shareholder, without independent verification by the Company. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, except as required by law, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Selling Shareholder to disclose events or information that may affect the completeness or accuracy of such information. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company or the Underwriters from liability for any misrepresentation contained in this short form prospectus under applicable Canadian securities laws. See “Selling Shareholder” below.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus and the documents incorporated by reference in this short form prospectus contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward- Looking Information” in the AIF (as defined herein), “Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A (as defined herein) and Q3 2020 MD&A (as defined herein), as well as to the advisories section of any documents incorporated by reference in this short form prospectus that are filed after the date hereof.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking information in this short form prospectus include references to: the anticipated proceeds (and related fees) of the Offering and the intended use of such proceeds; matters related to the closing of the Offering, including the fees, terms, mechanics and timing thereof; the receipt of required regulatory and other approvals for the Offering; the use of proceeds from the sale of the Treasury Shares; and the Company’s growth strategy and opportunities and drivers and their ability to realize thereon, future acquisitions, the ability to increase monetization, including through the direct-sales model.

The forward-looking information included in this short form prospectus is based on the Company’s current expectations, estimates, projections and assumptions. Such forward-looking information has been made by Enthusiast Gaming in light of information available at the time the statements were made and reflect Enthusiast Gaming’s experience and its perception of historical trends, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies and cost-savings; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; that success in the esports and media industry will continue to depend on expertise and premium content which has historically driven more advertising dollars; that major brands will increasingly gravitate towards advertising to the key 18-35 year old demographic through the esports and media industry, that this demographic will be one that continues to be important in the minds of advertisers and that Enthusiast Gaming will be able to increasingly target the major brands to advertise through its network; future capital expenditures to be made by the Company; future cash flows from operations; future sources of funding for the Company’s development program; the Company’s future debt levels; the effect of competition on the Company; and the Company’s ability to obtain future financing on acceptable terms.

Forward-looking information is not a guarantee of future performance and involves a number of associated risks and uncertainties, some that are similar to other companies in the same industry as the Company and some that are unique to Enthusiast Gaming. Actual results may differ materially from those expressed or implied by the forward-looking information included herein, and prospective purchasers are cautioned not to place undue reliance on such forward-looking information. Although the Company believes that the expectations represented by such forward-looking information is reasonable, there can be no assurance that such expectations will prove to be correct and the Company makes no representation that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including: notwithstanding the Company’s current intentions regarding its use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; risks relating to the COVID-19 outbreak; the inability to obtain regulatory approvals; the Offering may not be completed within the anticipated timeframe or at all and the closing mechanics related to the Offering may vary from those described herein; operating and capital costs; general economic, market and business conditions; competition for, among other things, capital, the acquisition of resources and skilled personnel; actions by governmental authorities, including changes in government regulation and taxation; the availability of capital on acceptable terms; risks arising from future acquisition activities; risks associated with establishing and maintaining systems of internal controls; additional indebtedness; volatility in the market price of the Common Shares; the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares; failure to engage or retain key personnel; failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties; failure for the esports and media market to continue to grow or attract advertisers, advertiser preferences changing away from premium content or the esports and media market generally; the failure of the direct-sales model to drive revenue; the ability to expand into new distribution channels or the failure of such channels to maintain or expand their user base; the combined business will be unable to sustain its growth or lose views; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility; and discretion in the use of proceeds of the Offering. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. You should also carefully consider the matters discussed under “Risk Factors” in this short form prospectus. Prospective purchasers are also urged to refer to the heading “Risk Factors” in the AIF and the heading “Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A and Q3 2020 MD&A, each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Company. Copies of these documents are available without charge from the Company or electronically under the Company’s profile on SEDAR at www.sedar.com. The forward-looking information contained herein is made as of the date of this short form prospectus. Except as required by applicable securities law, neither the Company nor the Underwriters undertakes any obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking information contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief Corporate Officer of the Company at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360. These documents are also available electronically on SEDAR at www.sedar.com.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, and Ontario, are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a)	the annual information form of the Company dated March 30, 2020 for the year ended December 31, 2019 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2019 and 2018, together with the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2019 (the “2019 Annual MD&A”);

(d)	the unaudited condensed consolidated financial statements of the Company and the notes thereto for the three and nine months ended September 30, 2020 and 2019, other than the notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations located on page number 1 of such financial statements;

(e)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2020 (the “Q3 2020 MD&A”);

(f)	the management information circular dated July 23, 2019 relating to the Company’s annual general and special meeting of shareholders held on August 26, 2019;

(g)	the management information circular dated December 23, 2020 relating to the Company’s annual general and special meeting of shareholders held on January 20, 2021;

(h)	the material change report of the Company dated August 11, 2020;

(i)	the material change report of the Company dated September 3, 2020;

(j)	the material change report of the Company dated January 25, 2021;

(k)	the business acquisition report of the Company dated September 16, 2020;

(l)	the template version of the term sheet of the Company in respect of the Offering dated January 19, 2021; and

(m)	the template version of the term sheet of the Company in respect of the Offering dated January 20, 2021.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus Distributions, if filed by the Company with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the closing of the Offering, are deemed to be incorporated by reference in this short form prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this short form prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as such terms are defined in National Instrument 44-101 – Short Form Prospectus Distributions) will be incorporated by reference in the final short form prospectus. However, such “template version” of “marketing materials” will not form part of the final short form prospectus to the extent that the contents of the “template version” of “marketing materials” are modified or superseded by a statement contained in the final short form prospectus. Any “template version” of “marketing materials” filed on SEDAR after the date of the final short form prospectus and before the termination of the distribution under the Offering will be deemed to be incorporated into the final short form prospectus.

ENTHUSIAST GAMING

General Development of the Business

Enthusiast Gaming is the resulting issuer following: (i) a three-cornered amalgamation (the “Amalgamation”) involving J55 Capital Corp. (“J55”), 11305751 Canada Inc. (“Newco”) and Aquilini GameCo Inc. (“GameCo”); and (ii) a plan of arrangement (the “Arrangement”) involving J55 and Former Enthusiast, each completed on August 30, 2019.

J55 was formed by articles of incorporation filed under the British Columbia Business Corporations Act on June 27, 2018, and following its initial public offering, was a capital pool company (“CPC”) listed on the TSXV. Both NewCo and GameCo were incorporated under the laws of Canada, on March 13, 2019 and August 29, 2018, respectively. Former Enthusiast was incorporated pursuant to the Ontario Business Corporations Act on February 27, 2017.

On August 30, 2019, J55 completed the Amalgamation pursuant to an amalgamation agreement between J55 and GameCo dated May 30, 2019, as amended on June 19, 2019 (the “Amalgamation Agreement”). Pursuant to the Amalgamation Agreement, J55 acquired all of the outstanding securities of GameCo in exchange for securities of J55. The Amalgamation constituted J55’s qualifying transaction (the “Qualifying Transaction”) in accordance with the policies of the TSXV.

Immediately prior to the closing of the Amalgamation, J55 completed a share consolidation (the “First Consolidation”), consolidating its outstanding common shares (the “J55 Shares”) on the basis of 1.25 pre- First Consolidation shares for every one post-First Consolidation share.

Immediately following the completion of the Amalgamation, J55 and Former Enthusiast completed the Arrangement pursuant to an arrangement agreement dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, J55 acquired all of the outstanding securities of Former Enthusiast.

Immediately prior to the closing of the Amalgamation and the Arrangement (altogether, the “Transactions”), GameCo completed the acquisition of Luminosity Gaming Inc. (“Luminosity Canada”) and Luminosity Gaming (USA) LLC (“Luminosity USA”, altogether “Luminosity”).

Following closing of the Transactions, J55 changed its name to “Enthusiast Gaming Holdings Inc.”, effective September 5, 2019.

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the ticker symbol “EGLX”. See “Recent Developments” below.

Intercorporate Relationships

The following table describes the subsidiaries of Enthusiast Gaming, their place of incorporation, continuance or formation, and the percentage of voting securities that are beneficially owned, controlled or directed by the Company.

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes Attached to All Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Hexagon Games Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)
Omnia Media Inc.	USA	100% (direct)

Summary Description of the Business

Enthusiast Gaming provides a platform of communities comprised of media, esports and events for gamers and esports fans. Enthusiast Gaming does not engage in online gambling. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites1 and over 1,000 YouTube channels2 which collectively reach over 200 million visitors monthly.3 The media platform generates over 30 billion ad requests and approximately a billion views per month.4 Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise5 that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Additional information on Enthusiast Gaming’s business is contained in the AIF under the headings “General Development of the Business” and “Description of the Business” which is incorporated by reference in this short form prospectus.

Recent Developments

Significant announcements during the nine months ended September 30, 2020 and subsequent to the third quarter are set out below.

Date	Description
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
February 6, 2020	The Company announced record-breaking attendance at its Pocket Gamer Connects mobile gaming event in London, United Kingdom held in January 2020.
March 19, 2020	The Company announced that it signed an exclusive representation agreement with MC PEDL, one of the largest Minecraft online communities in the world.
March 24, 2020	The Company announced that it signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the RPG genre as well as innovative games.
April 8, 2020	The Company announced that it launched its first Pocket Gamer Connects Digital conference, which took place from April 6 – 10, 2020 on its online event platform.
May 6, 2020	The Company announced a new partnership with gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers.
July 28, 2020	The Company announced a new partnership with leading athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming and its esports sponsorships, influencer roster, events, and media advertising.
August 31, 2020	The Company announced the closing of its acquisition of Omnia Media Inc., and its related public offering of common shares in the capital of the Company, including the exercise of the over-allotment option in full, raising gross proceeds of $17.25 million. The Company also announced it received confirmation of a one-year extension (the “Extension”) on the terms of its $20 million secured loan (the “Facility”). The Facility, entered into on August 2,

1 Aggregated from the Company’s digital media platform as of December 2020.

2 Aggregated from the Company’s digital media platform as of December 2020.

3 Calculated based on data provided by Google Analytics as of December 2020 for the Company’s web platform, and data provided by Comscore as of October 2020 for the Company’s video platform.

4 Calculated based on data provided by Google Analytics as of December 2020.

5 Luminosity Gaming has a fan base of over 100 million fans measured by the total social media reach of its players and content creators as of January 4, 2021.

Date	Description
2019, had an original maturity date of August 2, 2021. Following the Extension, the Facility has a maturity date of September 6, 2022.
November 9, 2020	The Company applied and begun the process to list its Common Shares on the NASDAQ Capital Market.
November 30, 2020	The Company announced an amendment and increase to its Facility to up to $24 million, including a term loan in the amount of $10 million, and revolving demand loans of up to $14 million. Amounts drawn under the Facility are to be used for (i) refinancing of obligations under the pre-existing letter agreement with the lender dated August 2, 2019, as amended on September 30, 2019 and August 31, 2020, (ii) working capital purposes, and (iii) financing of future acquisitions.
January 18, 2021	The Company announced that it signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms.
January 22, 2021	The Company issued notice to its holders of Former Enthusiast Debenture Units of its intention to convert outstanding Former Enthusiast Debenture Units. Upon completion of the conversions, $9 million in principal amount of the Former Enthusiast Debenture Units will have been converted into approximately 2,967,163 Common Shares. The Former Enthusiast Debentures were converted on or before January 27, 2021.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated share and loan capitalization of the Company as at September 30, 2020, and the pro forma consolidated share and loan capitalization of the Company as at September 30, 2020, after giving effect to the Offering. Other than as described below (including “Prior Sales”), there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since September 30, 2020. This table should be read in conjunction with the financial statements of the Company incorporated by reference into this short form prospectus. See also “Prior Sales” and “Use of Proceeds”.

Description	Authorized Amount(1)	As at September 30, 2020 (unaudited)	As at September 30, 2020, after giving effect to the Offering (unaudited)

Debt	$39,216,800	$39,216,800	$39,216,800 (1)

Common Shares	Unlimited	$226,212,402 (103,109,346 shares)	$265,935,909 (110,492,346 shares)(2)

Notes:

(1)	The authorized amount is composed of the Company’s long-term debt ($22,597,600), Former Enthusiast Debenture Units ($9,000,000), deferred payment liability ($1,869,200) and a vendor-take-back loan with a face value of ($5,750,000). The Former Enthusiast Debenture Units were converted into 2,967,163 Common Shares on or before January 27, 2020. See “Recent Developments”.

(2)	Includes the completion of the Offering resulting in gross proceeds to the Company of $36,915,000 and the exercise of the Over-Allotment Option resulting in additional gross proceeds of $5,537,250. In total, assuming the exercise in full of the Over-Allotment Option, 7,383,000 Common Shares will be issued by the Company for gross proceeds of $42,452,250, and the Underwriting Fee payable by the Company will be $2,228,743 (assuming no sales to President’s

List Purchasers). Expenses of the Offering payable by the Company are estimated to be $500,000.

USE OF PROCEEDS

The following table sets forth the expected net proceeds available to the Company upon the completion of the Offering, with and without giving effect to the exercise of the Over-Allotment Option. The net proceeds to be received by the Selling Shareholder from the sale of the Secondary Shares, after deducting the Underwriting Fee (assuming no sales to President’s List Purchasers) will be approximately$13,347,906 assuming no exercise of the Over-Allotment Option (approximately $15,350,092 if the Over- Allotment Option is exercised in full). The Company will not receive any proceeds for any such sale of Secondary Shares by the Selling Shareholder.

Proceeds to Enthusiast Gaming	Without including the exercise of the Over-Allotment Option	Including exercise of the Over- Allotment Option

Gross proceeds raised pursuant to the Offering payable to the Company	$36,915,000	$42,452,250

Underwriting Fee payable by the Company (assuming no sales to President’s List Purchasers)	($1,938,038)	($2,228,743)

Estimated Expenses and costs relating to the Offering payable by the Company	($500,000)	($500,000)

Total estimated net proceeds pursuant to the Offering payable to the Company	$34,476,962	$39,723,507

The following table sets forth the anticipated use of the net proceeds to be received by Enthusiast Gaming in connection with the Offering, with and without giving effect to the exercise of the Over-Allotment Option:

Use of Net Proceeds	Without including the exercise of the Over-Allotment Option	Including the exercise of the Over-Allotment Option

Reduction of long- term debt (revolving portion)(1)(2)	$13,200,000	$13,200,000

Debt servicing(3)	$1,160,000	$1,160,000

Capital expenditures(4)	$1,000,000	$1,000,000

Unallocated working capital and future acquisitions(5)	$19,116,962	$24,363,507

Total	$34,476,962	$39,723,507

Notes:

(1)	Represents the revolving portion of the Company’s long-term debt facilities. These amounts would be available for use by the Company in future periods however the Company does not intend to draw on these facilities in the twelve month period following the closing of the Offering.

(2)	Incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.

(3)	Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities (after considering the reduction) in the twelve month period following the closing of the Offering.

(4)	Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirements if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

(5)	The Company intends to use $19,116,962 ($24,363,507 if the Over-Allotment Option is exercised in full) from the Offering to pursue its growth strategies, which may include value-enhancing acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company’s growth plans as well as to strengthen its financial position. As a result of the Company’s anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes as at the date of this Prospectus. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. See “Risk Factors”. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flow from operating activities and has historically incurred net losses. The Company expects, following the Offering, to be able to meet its cash needs for the twelve-month period following the Offering. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Enthusiast Gaming does not anticipate using the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods.

GENERAL DESCRIPTION OF SHARE CAPITAL

The authorized capital of Enthusiast Gaming consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the close of trading on February 4, 2021, the Company had 108,284,456 Common Shares and no Preferred Shares outstanding.

Common Shares

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, entitled to one vote per share at meetings of the shareholders and, upon dissolution, entitled to share equally in such assets of Enthusiast Gaming as are distributable to the holders of Common Shares, subject to the rights of the holders of Preferred Shares.

Preferred Shares

The holders of Preferred Shares may be issued in one or more series and, subject to the Business Corporations Act (British Columbia), the Board of Directors may, by resolution, if none of the shares of any particular series are issued, alter the articles of the Company and authorize the alteration of the notice of articles of the Company, as the case may be, to, inter alia, attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Other Securities

In addition to the Common Shares and the Preferred Shares, the Company has the following convertible securities issued and outstanding as of the date hereof:

Security	Number or Amount	Exercise or Conversion Price	Expiry/Maturity Date
Stock options(1)	3,387,912	Ranges from $0.80 to $3.20 per Common Share	Ranges from October 2022 to December 2028
Share Units(2)	1,251,162	N/a	N/a

Notes:

(1)	Enthusiast Gaming adopted a new stock option plan (the “Option Plan”) on January 16, 2020, and amended on December 17, 2020 to replace its previous stock option plan adopted and amended on July 23, 2018 and July 9, 2019, respectively, pursuant to which the Board of Directors may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, consultants and employees of Enthusiast Gaming or its subsidiaries, non-transferable options to purchase Common Shares, provided that, in addition to other restrictions outlined in the Option Plan, the number of shares reserved for issuance will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of shares reserved for issuance to any one person will not exceed five percent (5%) of the issued and outstanding Common Shares.

(2)	Enthusiast Gaming adopted a new share unit plan (the “SU Plan”) on November 5, 2020, pursuant to which the Board of Directors may from time to time, in its discretion, and in accordance with the TSX requirements, grant to consultant, service provider, part-time and full-time employee, director, including non-executive directors, or officer of a Participating Company (such term including the Company and its Affiliates, as designated by the Board from time to time) non-transferable share units (“SUs”) which entitle the holder thereof to, in the sole discretion of the Company, (i) the number of Common Shares equal to one Common Share for each whole vested SU; (ii) an amount in cash equal to the value of the number of vested (as determined in accordance with the SU Plan); or (iii) a combination of (i) and (ii), subject in each case to applicable taxes and provided that, in addition to other restrictions outlined in the SU Plan, the number of Common Shares reserved for issuance to insiders under the SU Plan and any other share based compensation arrangement adopted by the Company will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of Common Shares reserved for issuance to any one person under the SU Plan will not exceed five percent (5%) of the issued and outstanding Common Shares. In any event, the maximum number of Common Shares that are issuable to settle SUs that may settle in treasury Common Shares granted under the SU Plan shall not exceed 4% of the aggregate number of Common Shares issued and outstanding from time to time.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of the underwriting agreement dated January 25, 2021 among the Company, the Selling Shareholder and each of the Underwriters (the “Underwriting Agreement”), subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement, (i) the Company has agreed to issue and sell and the Underwriters have severally and not jointly agreed to purchase, as principals, on the Closing Date, an aggregate of 6,240,000 Treasury Shares at a price of $5.75 per Treasury Share payable in cash to the Company against delivery of such Treasury Shares for gross proceeds to the Company of $36,915,000, (ii) the Selling Shareholder has agreed to sell and the Underwriters have agreed to purchase from the Selling Shareholder an aggregate of 2,450,000 Secondary Shares at a price of $5.75 per Secondary Share, payable in cash to the Selling Shareholder against delivery of such Secondary Shares for gross proceeds to the Selling Shareholder of $14,087,500, and (iii) the Company and Selling Shareholder have agreed to pay, on a pro-rata basis, to the Underwriters the Underwriters Fee equal to 5.25% of the gross proceeds of the Offering, except in respect of the sale of Offered Shares made to the President’s List Purchasers, in respect of which the Underwriting Fee will be reduced to 2.25%. The Underwriting Fee is payable upon closing of the Offering. The offering price of the Offered Shares was determined by negotiation among the Company, the Selling Shareholder and the Sole Bookrunner, on its own behalf and on behalf of the other Underwriters.

The Company and the Selling Shareholder have granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,330,500 Offered Shares, on a pro-rata basis, at a price of $5.75 per Offered Share on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, from time to time, until and including 30 days following the closing of the Offering to cover over-

allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the “Price to the Public”, the Underwriting Fee (assuming no sales to President’s List Purchasers), the proceeds to the Company (before deducting expenses of the Offering and assuming no sales to President’s List Purchasers) and the proceeds to the Selling Shareholder (before deducting expenses of the Offering and assuming no sales to President’s List Purchasers) will be $58,652,875.00, $3,079,275.94 and $40,223,506,88 and $15,530,092.19 respectively. This short form prospectus also qualifies the distribution of the grant of the Over-Allotment Option and the Offered Shares issuable upon exercise of the Over- Allotment Option. In the event that the Over-Allotment Option is exercised in part, the number of Common Shares purchased by the Underwriters from the Company and the Selling Shareholders pursuant to the Over-Allotment Option will be purchased pro-rata among the Company and Selling Shareholder. The Company will not receive any proceeds from the sale of any Secondary Shares sold by the Selling Shareholder (including those sold pursuant to the exercise of the Over-Allotment Option).

The obligations of the Underwriters under the Underwriting Agreement are several and neither joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority) (other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Shares or any other securities of the Company; (b) there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation or inquiry, including, without limitation, terrorism, pandemic, accident or major financial, political or economic occurrence of national or international consequence (including without limitation, any escalation in the severity of the COVID-19 pandemic), or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company or the marketability of the Offered Shares; (c) there will occur or come into effect any material change in the business, affairs or financial condition or financial prospects of the Company or its subsidiaries or any change in any material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a significant effect on the market price or value or marketability of the Offered Shares; (d) the Company or Selling Shareholder is in breach of any term, condition or covenant of the Underwriting Agreement that may not be reasonably expected to be remedied prior to Closing Date or any representation or warranty given by the Company or Selling Shareholder becomes or is false; or (e) an order will have been made or threatened to cease or suspend trading in the Offered Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn. The obligations of the Company and the Selling Shareholder under the Underwriting Agreement are several and not joint (or joint and several).

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Offered Shares at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any reduction will not affect the proceeds received by the Company. The Underwriters will inform the Company if the offering price to the public is decreased.

Pursuant to the Underwriting Agreement, the Company and the Selling Shareholder agree that, from the date hereof and ending on the date that is 90 days following the Closing Date, that they will not, directly or indirectly, without the prior written consent of the Sole Bookrunner, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Company or other securities of the Company, whether or not cash settled), any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor secure or pledge any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor agree to or announce any intention to do any of the foregoing things, other than the Offered Shares, and, in the case of the Company, other than (a) as may be granted or issued in connection with acquisitions in the normal course of business; (b) as may be granted or issued in connection with obligations of the Company in respect of existing agreements; (c) as may be granted or issued under the Option Plan or any other share-based compensation arrangement of the Company; or (d) as may be issued under currently outstanding convertible securities of the Company.

In addition, as a condition of closing of the Offering, the Company will cause each of its directors and senior officers to, execute a lock-up agreement to be delivered at the closing of the Offering, setting out that, for a period of 90 days from the Closing Date, without the prior written consent of the Sole Bookrunner, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, each director and senior officer will not, directly or indirectly, sell, offer or grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Company or other securities of the Company, whether or not settled in cash), any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor secure or pledge any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor agree to or announce any intention to do any of the foregoing things, other than pursuant to: (i) a take-over bid or any other similar transaction made generally to all of the shareholders of the Company, a formal issuer bid made in accordance with Canadian securities laws, or a court-approved arrangement made to all holders of Common Shares, provided that, in the event the take-over bid or other similar transaction is not completed, such securities shall remain subject to the lock- up agreement; or (ii) by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Underwriters to be bound by this agreement for the remainder of its term.

The TSX has conditionally approved the listing of the Treasury Shares (including the Treasury Shares issuable on exercise of the Over-Allotment Option) distributed under this short form prospectus on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before April 26, 2021.

Subscriptions for Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Closing Date is anticipated to occur on or about February 10, 2021 or such other date as the Company, the Selling Shareholder, the Sole Bookrunner and the Underwriters may agree that is not later than 42 days from the date of the final receipt issued by the Ontario Securities Commission evidencing that final receipts of the applicable securities commission or securities regulatory authority in each of the provinces of Canada (other than Québec) have been issued in respect of the final short form prospectus of the Company relating to the Offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they will not sell the Offered Shares within the United States except in accordance with Rule 144A under the U.S. Securities Act and in compliance with applicable state securities laws. In connection therewith, the Underwriting Agreement permits the Underwriters, through their United States registered broker-dealer affiliates, to offer and resell the Offered Shares to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in the United States, provided such sales are made in accordance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

The Common Shares distributed hereunder will be delivered electronically through the non- certificated inventory (“NCI”) system of CDS. On the Closing Date, the Company and the Selling Shareholder, will each deliver the Common Shares to the Underwriters so that they may be registered to CDS or its nominee. Transfers of ownership of Common Shares in Canada must be effected through a CDS participant, which includes securities brokers and dealers, banks and trust companies. All rights of shareholders who hold Common Shares in CDS must be exercised through, and all payments or other property to which such shareholders are entitled, will be made or delivered by CDS or the CDS participant through which the shareholder holds such Common Shares. A holder of a Common Share participating in the NCI system will not be entitled to a certificate or other instrument from the Company or the Company’s transfer agent evidencing that person’s interest in or ownership of Common Shares, nor, to the extent applicable, will such holder be shown on the records maintained by CDS, except through an agent who is a CDS participant. The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such owner’s interest in such Common Shares (other than through a CDS participant) may be limited due to the lack of a physical certificate.

SELLING SHAREHOLDER

The following table sets forth information with respect to the ownership of Common Shares by the Selling Shareholder and its affiliates and persons exercising control over the Common Shares held by the Selling Shareholder as at the date hereof, and as adjusted to reflect the sale of an aggregate of 2,450,000 Secondary Shares and 367,500 Secondary Shares pursuant to the exercise of the Over-Allotment Option, as applicable:

Selling Shareholder	Common Shares Owned, Controlled or Directed Prior to the sale of Secondary Shares	Secondary Shares to be Sold Pursuant to the Offering	Secondary Shares to be Sold in the Exercise of the Over-Allotment Option	Common Shares Owned, Controlled or Directed After the Completion of the Offering and the Exercise of the Over-Allotment Option in Full
Blue Ant Media Inc.(1)	18,250,000	2,450,000	367,500	15,432,500
	(16.85%) (2)			(14.25%) (3)

Notes:

(1)	The Selling Shareholder is both the registered and beneficial owner of its Common Shares (including the Secondary Shares). To the knowledge of the Company, the principal voting securityholder of the Selling Shareholder is Michael MacMillan.

(2)	On a fully diluted basis, the Selling Shareholder owns 16.16% of the outstanding Common Shares prior to the completion of the Offering. See “Principal Shareholder”. The Common Shares held by the Selling Shareholder were originally acquired on August 30, 2020 as consideration in connection with the Company’s acquisition of Omnia Media Inc. pursuant to a share purchase agreement dated August 6, 2020. The aggregate and per-unit cost to the Selling

Shareholder with respect to its acquisition of Common Shares was deemed to be $30,112,500 and $1.65, respectively. The Common Shares owned by the Selling Shareholder are subject to a lock-up agreement dated August 30, 2020.

(3)	On a fully diluted basis, the Selling Shareholder will own 12.53% of all issued and outstanding Common Shares following the completion of the Offering and assuming exercise of the Over-Allotment Option in full.

PRINCIPAL SHAREHOLDER

The following table shows the names of the persons or companies who, as of the date hereof, own of record or who, to the Company’s knowledge, own beneficially, directly or indirectly, more than 10% of the Common Shares.

Name	Type of Ownership	Number of Common Shares Owned	Percentage of Outstanding Securities (non-diluted)
Blue Ant Media Inc.	Registered Owner	18,250,000	16.85%

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Tax Act in force on the date hereof, and subject to the provisions of any particular plan, the Offered Shares if issued or sold on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, or a tax-free savings account (“TFSA”), each as defined in the Tax Act.

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of an RDSP or TFSA, as the case may be, may be subject to a penalty tax if such Offered Shares are a “prohibited investment” for the purposes of the Tax Act for the RRSP, RRIF, RESP, RDSP or TFSA, as the case may be. The Offered Shares will generally be a “prohibited investment” if the annuitant under the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be: (i) does not deal at arm's length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company.

Prospective investors who intend to hold Offered Shares in their RRSP, RRIF, RESP, RDSP or TFSA should consult their own tax advisers regarding whether the Offered Shares will be a prohibited investment in their particular circumstances.

PRIOR SALES

Prior Sales

In the 12-month period preceding the date of this short form prospectus, the Company has not issued any Common Shares, or any securities convertible into Common Shares, other than as follows:

Security	Number of Securities Issued	Issue Price per Security (if applicable)	Exercise Price per Security (if applicable)	Date of Issue	Expiry Date (if applicable)
Common Shares	429,354(1)	$1.55	N/a	January 20, 2021	N/a
Common Shares	91,009(2)	$2.19	N/a	December 29, 2020	N/a
Stock Options	743,671(3)	N/a	$3.20	December 9, 2020	December 9, 2025
Share Units	1,251,162(4)	N/a	N/a	December 9, 2020	N/a
Common Shares	11,500,000(5)	$1.50	N/a	August 31, 2020	N/a
Common Shares	18,250,000(6)	$1.65	N/a	August 30, 2020	N/a

Notes:

(1)	On January 20, 2021, Enthusiast Gaming issued 429,354 Common Shares in fulfilment of a deferred share payment relating to the acquisition of Steel Media Ltd. by Enthusiast Gaming in October 2019. The issue price per security was determined in accordance with the applicable share purchase agreement.

(2)	On December 29, 2020, Enthusiast Gaming issued 91,009 Common Shares for services received. The issue price per security was determined in accordance with the applicable services agreement.

(3)	On December 9, 2020, Enthusiast Gaming granted stock options to certain officers, management, and non-executive directors of the Company pursuant to the Option Plan.

(4)	On December 9, 2020, Enthusiast Gaming granted restricted share units to certain officers, management, and non- executive directors of the Company pursuant to the SU Plan. The issued Share Units vest between December 9, 2020 and December 9, 2022.

(5)	On August 31, 2020, Enthusiast Gaming completed a public offering on a bought deal basis of 11.5 million Common Shares at a price of $1.50 per Common Share, for gross proceeds of $17.25 million.

(6)	On August 30, 2020, Enthusiast Gaming issued 18.25 million Common Shares to the Selling Shareholder in consideration for the purchase and sale of Omnia Media Inc.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EGLX”. The following table sets forth the price range and trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated.

	Price Range ($)
	High ($/share)	Low ($/share)	Trading Volume

February 1-4, 2021	6.53	5.95	1,278,814
January 2021	7.59	4.31	12,711,773
December 2020	4.84	2.86	8,027,825
November 2020	3.25	1.40	8,254,867
October 2020	1.64	1.38	1,726,074
September 2020	1.80	1.50	3,234,613
August 2020	2.00	1.49	4,053,392
July 2020	1.79	1.51	955,263
June 2020	1.80	1.40	2,304,492
May 2020	1.83	1.27	2,227,843
April 2020	1.83	1.51	2,670,426
March 2020	1.90	1.15	5,825,137
February 2020	2.18	1.72	4,663,905

On January 18, 2021, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $6.02.

RISK FACTORS

An investment in the Offered Shares, is subject to certain risks. Investors should carefully consider the risks described under headings “Risk Factors” in the AIF and “Other Risks and Uncertainty” in each of the 2019 Annual MD&A and the Q3 2020 MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference herein. All statements regarding Enthusiast Gaming’s business should be viewed in light of these risk factors. Investors should consider carefully whether an investment in the Offered Shares is suitable for them in the light of the information set forth in this short form prospectus and in the documents incorporated by reference herein. If any of the identified risks were to materialize, Enthusiast Gaming’s business, financial position, results and/or future operations may be materially affected, or a purchaser’s investment in the Offered Shares, could be materially adversely affected. Additional risks and uncertainties not presently known to Enthusiast Gaming, or which Enthusiast Gaming currently deems immaterial, may also have an adverse effect upon Enthusiast Gaming. Investors should carefully review and consider all other information contained in this short form prospectus and in the documents incorporated by reference herein before making an investment decision and consult their own professional advisors where necessary.

General

COVID-19 outbreak

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus “COVID-19” a global pandemic. The outbreak has resulted in the federal, provincial and state governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility. Governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Acting swiftly has often meant that the measures the various levels of government are putting in place are announced early in their development and continue to evolve and change in order to meet the desired outcome. As such, it is not entirely known the extent of all the government programs that might be put in place, how long programs will last, how these programs may change over time, or what their full impact might be. The duration and impact of the COVID-19 pandemic on the Company is unknown at this time. As such, it is not possible to reliably estimate the length and severity of COVID-19-related impacts on the financial results and operations of the Company.

To date, there has not been a material impact to the Company's business objectives or financial performance resulting from the COVID-19 pandemic due to the digital nature of the Company’s business. As a result of the COVID-19 pandemic, the Company has not run certain live events representing approximately 10% of annual revenue. The Company has recently replaced such live events with a series of digital events in response to the COVID-19 pandemic. Until such time as the Company can resume live events safely, it will continue to operate digital events. While digital events have lower revenue than live events, they have substantially replaced gross profits due to lower costs. Moreover, while to date the COVID-19 pandemic has not had a material effect on our personnel or our partners, the nature of the COVID-19 pandemic and its continued spread could cause us to lose such persons temporarily or permanently and a loss of a significant number of personnel or partners could have a material adverse effect on our business.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results resulting in: general or acute decline in economic activity in the regions in which the Company holds assets, increased unemployment, staff shortages, reduced tenant traffic, mobility restrictions and other quarantine measures, quarantine or contamination of one or more of the Company’s events, temporary or long-term stoppage of development projects, temporary or long-term labour shortages or disruptions, temporary or long-term impacts on domestic and global supply chains, increased risks to IT systems and networks and the Company’s ability to access capital on acceptable terms or at all. Uncertain economic conditions resulting from the COVID-19 pandemic may, in the short or long term, materially adversely impact operations and the financial performance of the Company. Contagion in a market in which the Company operates could negatively impact its financial performance.

What further impact, if any, the COVID-19 pandemic may have on the Company is unpredictable. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company’s business, operations or financial results; however, the impact could be material.

Forward-looking information may prove to be inaccurate

Investors are cautioned not to place undue reliance on forward- looking information. By its nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this short form prospectus under the heading “Cautionary Statement Regarding Forward-Looking Information”.

Enthusiast Gaming may use the proceeds of the Offering for purposes other than those set out in this short form prospectus

Enthusiast Gaming currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds” in this short form prospectus. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” herein if it believes that it would be in the best interests of Enthusiast Gaming to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Enthusiast Gaming.

The Company’s share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value

Purchasers should consider an investment in Common Shares as risky and invest only if such purchaser can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company and the ability of the Company to continue as a going concern; the ability to raise additional capital; general market conditions; announcements of technological innovations by the Company, the Company collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Negative operating cash flow

Neither Enthusiast Gaming nor GameCo have generated operating revenue and each of Enthusiast Gaming, Former Enthusiast and GameCo have historically had negative cash flow from operating activities.

It is anticipated that Enthusiast Gaming will continue to have negative cash flows in the foreseeable future. Continued losses may have the following consequences:

●	increasing Enthusiast Gaming’s vulnerability to general adverse economic and industry conditions;

●	limiting Enthusiast Gaming’s ability to obtain additional financing to fund future working capital,

●	capital expenditures, operating costs and other general corporate requirements; and

●	limiting Enthusiast Gaming’s flexibility in planning for, or reacting to, changes in its business and the industry.

Risks Relating to the Offering

Enthusiast Gaming may not complete the Offering

Although the Company has entered into the Underwriting Agreement with the Underwriters and the Selling Shareholder, there is no guarantee that all of the conditions to the completion of the Offering will be satisfied.

Volatility of market price of Common Shares

The market price of the Common Shares, including the Offered Shares, may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Statement Regarding Forward-Looking Information”. In addition, the market price for securities in the stock markets, including the TSX, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

No dividends have been paid on the Common Shares

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any existing or future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

LEGAL MATTERS

The matters referred to under ‘‘Eligibility for Investment’’ and certain other legal matters relating to the Common Shares offered by this short form prospectus will be passed upon on the Closing Date on behalf of the Company by Norton Rose Fulbright Canada LLP and on behalf of the Underwriters by Stikeman Elliott LLP. As of the date hereof, the partners and associates of each of Norton Rose Fulbright Canada LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

INTEREST OF EXPERTS

The auditors of the Company are KPMG LLP, Chartered Accountants, Licensed Public Accountants, located in Vaughan, Ontario. KPMG LLP is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations.

The former auditors of the Company were Segal LLP located in Toronto, Ontario as well as MNP LLP located in Toronto, Ontario. Each of Segal LLP and MNP LLP are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The auditors of Omnia Media Inc. (which was formerly owned by Blue Ant Media Inc.) were formerly PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants (“PwC”) located in Toronto, Ontario. PwC has advised they were independent of Omnia Media Inc. within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located in Vancouver, British Columbia.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this short form prospectus, in addition to terms defined elsewhere in this short form prospectus and unless otherwise indicated or the context otherwise requires, the following terms and abbreviations shall have the indicated meanings:

“2019 Annual MD&A” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“AIF” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“Amalgamation” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Arrangement” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Arrangement Agreement” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Board of Directors” means the board of directors of Enthusiast Gaming;

“Canaccord” or “Sole Bookrunner” means Canaccord Genuity Corp.;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning ascribed to it on the cover page;

“Common Shares” has the meaning ascribed to it on the cover page;

“Company” or “Enthusiast Gaming” means Enthusiast Gaming Holdings Inc.;

“CPC” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Co-Lead Underwriters” means Canaccord and Paradigm Capital Inc.;

“Extension” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Facility” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“First Consolidation” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Former Enthusiast” means Enthusiast Gaming Properties Inc., formerly Enthusiast Gaming Holdings Inc. and Tova Ventures II Inc. Former Enthusiast is the resulting issuer following the amalgamation of Tova Ventures II Inc. with Enthusiast Gaming Properties Inc. completed on August 28, 2018;

“Former Enthusiast Debenture” means one convertible debenture of Former Enthusiast issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Debenture Offering” means the non-brokered private placement of convertible debenture units of Former Enthusiast completed on November 8, 2018 for total gross proceeds of $9,000,000;

“Former Enthusiast Debenture Units” means the convertible debenture units of Former Enthusiast issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Debenture Warrants” means the common share purchase warrants and/or compensation options issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Warrant” means issued and outstanding common share purchase warrants and/or compensation options of Former Enthusiast;

“forward-looking information” has the meaning ascribed to it under the heading “Cautionary Statement Regarding Forward-Looking Information”;

“GameCo” means Aquilini GameCo Inc., a corporation incorporated under the laws of Canada;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“J55” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“J55 Shares” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Luminosity” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Luminosity Canada” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Luminosity USA” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“NCI” has the meaning ascribed to it under the heading “Plan of Distribution”;

“Newco” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“Offered Shares” means the Common Shares to be distributed pursuant to the (final) short form prospectus;

“Offering” has the meaning ascribed to it on the cover page;

“Option Plan” has the meaning ascribed to it under the heading “General Description of Share Capital”;

“Over-Allotment Option” has the meaning ascribed to it on the cover page;

“Preferred Shares” means preferred shares in the capital of Enthusiast Gaming;

“President’s List Purchasers” has the meaning ascribed to it on the cover page;

“PwC” has the meaning ascribed to it under the heading “Interest of Experts”;

“Q3 2020 MD&A” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“Qualifying Transaction” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“RDSP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“RESP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“RRIF” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“RRSP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Secondary Shares” has the meaning ascribed to it on the cover page;

“SU” has the meaning ascribed to it under the heading “General Description of Share Capital”;

SU Plan” has the meaning ascribed to it under the heading “General Description of Share Capital”;

“Selling Shareholder” has the meaning ascribed to it on the cover page;

“Tax Act” means, collectively, the Income Tax Act (Canada) and the regulations promulgated thereunder;

“TFSA” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Transactions” has the meaning ascribed to it under the heading “Enthusiast Gaming”;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“Treasury Shares” has the meaning ascribed to it on the cover page;

“U.S. Securities Act” has the meaning ascribed to it on the cover page;

“Underwriters ” means, collectively, the Co-Lead Underwriters, RBC Dominion Securities Inc., Cormark Securities Inc. and Haywood Securities Inc.;

“Underwriting Agreement” has the meaning ascribed to it under the heading “Plan of Distribution”;

“Underwriting Fee” has the meaning ascribed to it on the cover page;

CERTIFICATE OF THE COMPANY

Dated: February 5, 2021

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

(Signed) “Adrian Montgomery”	(Signed) “Alex Macdonald”

Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Ben Colabrese”	(Signed) “Alan Friedman”

Director	Director

C-1

CERTIFICATE OF THE SELLING SHAREHOLDER

Dated: February 5, 2021

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

(Signed) “Michael MacMillan”	(Signed) “Robb Chase”

Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Astrid Zimmer”	(Signed) “Brad Martin”

Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: February 5, 2021

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

CANACCORD GENUITY CORP.
(signed)
“Michael Kogan”

PARADIGM CAPITAL INC.
(signed)
“Kevin O’Flaherty”

RBC DOMINION SECURITIES INC
(signed) “
James McKenna”

CORMARK SECURITIES INC.
(signed) “
James Austen”

HAYWOOD SECURITIES INC.
(signed) “
Sean MacGillis”

C-3